

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Harold E. Antonson
Chief Financial Officer
US 1 Industries, Inc.
336 West US 30, Suite 201
Valparaiso, IN 46385

>**Re:** **US 1 Industries, Inc.**
>**Schedule 13E-3 filed by US 1 Industries Inc., Trucking Investment Co. Inc.,**
>**US 1 Merger Corp., Harold E. Antonson, and Michael E. Kibler**
>**File No. 005-32549**
>**Filed March 18, 2011**
>
>**Preliminary Proxy Statement on Schedule 14A**
>**File No. 001-08129**
>**Filed March 18, 2011**

Dear Mr. Antonson:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Loan Lauren P. Nguyen

                    Loan Lauren P. Nguyen
                    Special Counsel